Exhibit 99.1

DouYu Reports Unaudited Financial Results for Fourth Quarter and Full Year 2021

WUHAN, China, March 16, 2022 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2021.

Fourth Quarter 2021 Financial and Operational Highlights

•	Total net revenues in the fourth quarter of 2021 increased by 2.6% to RMB2,327.9 million (US$365.3 million) from RMB2,269.2 million in the same period of 2020.

•	Gross profit in the fourth quarter of 2021 increased by 34.3% to RMB244.7 million (US$38.4 million), from RMB182.2 million in the same period of 2020.

•	Net loss in the fourth quarter of 2021 was RMB193.2 million (US$30.3 million), compared with RMB228.7 million in the same period of 2020.

•	Adjusted net loss[1] in the fourth quarter of 2021 was RMB112.0 million (US$17.6 million), compared with RMB176.9 million in the same period of 2020.

•	Average mobile MAUs[2] in the fourth quarter of 2021 increased by 7.2% to 62.4 million from 58.2 million in the same period of 2020.

•	Quarterly average paying user[3] count in the fourth quarter of 2021 was 7.3 million, compared with 7.6 million in the same period of 2020.

Full Year 2021 Financial Highlights

•	Total net revenues for the full year of 2021 were RMB9,165.3 million (US$1,438.2 million), compared with RMB9,601.9 million in the same period of 2020.

•	Gross profit for the full year of 2021 was RMB1,089.9 million (US$171.0 million), compared with RMB1,560.3 million in the same period of 2020.

•	Net loss for the full year of 2021 was RMB620.2 million (US$97.3 million), compared with net income of RMB404.7 million in the same period of 2020.

•	Adjusted net loss for the full year of 2021 was RMB400.6 million (US$62.9 million), compared with adjusted net income of RMB541.6 million in the same period of 2020.

[1]

“Adjusted net loss” is calculated as net loss before share-based compensation expenses, and share of loss in equity method investments, gain on disposal of investment or subsidiaries, impairment loss on investments and expenses in connection with settlement of class action lawsuits. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to the number of mobile devices that launched our mobile apps in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

[3]

“Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “2021 was a year full of challenges. Facing a complex macro environment, we continued to implement our core strategy to further develop our game-centric content ecosystem for a wide array of game genres, invest in our premium quality content, and further refine our game operations. During the fourth quarter, we continued to grow our core operating metrics, as mobile MAU increased by 7.2% year over year to 62.4 million. Going forward, we will leverage our innovative interactive operations, as well as rich content across various formats including livestreaming, videos, graphics, and communities, to continue exploring new growth initiatives as we build on our leading position in the gaming livestreaming industry.”

Mr. Hao Cao, Vice President of DouYu, commented, “In the fourth quarter of 2021, our total revenues were RMB2.33 billion and our gross profit was RMB244.7 million. During the quarter, we continued to develop synergies across our various content formats including livestreaming, video, text, graphics, and social communities. We maintained our investment in research and development as well as our production capabilities to continue generating high-quality content. Looking ahead, we will remain proactive in exploring additional avenues for growth and monetization to deliver greater long-term returns for our shareholders.”

Fourth Quarter 2021 Financial Results

Total net revenues in the fourth quarter of 2021 increased by 2.6% to RMB2,327.9 million (US$365.3 million) from RMB2,269.2 million in the same period of 2020.

Livestreaming revenues in the fourth quarter of 2021 increased by 6.7% to RMB2,209.4 million (US$346.7 million) from RMB2,070.7 million in the same period of 2020. The increase was primarily due to organic growth in average revenues per paying user which benefited from the Company’s implementation of more effective operational strategies.

Advertising and other revenues in the fourth quarter of 2021 were RMB118.5 million (US$18.6 million), compared with RMB198.5 million in the same period of 2020. The decrease was primarily due to the continued exploration of new commercialization models by using a portion of advertising traffic that could have been directly monetized, as well as the challenging macro environment.

Cost of revenues in the fourth quarter of 2021 was RMB2,083.2 million (US$326.9 million), compared with RMB2,087.0 million in the same period of 2020.

Revenue sharing fees and content costs in the fourth quarter of 2021 decreased to RMB1,846.9 million (US$289.8 million) from RMB1,850.2 million in the same period of 2020. The decrease was primarily due to the decreased cost of broadcasting rights. Such decrease was partially offset by the increase in revenue sharing fees which is in line with the Company’s increased livestreaming revenues.

Bandwidth costs in the fourth quarter of 2021 decreased by 1.7% to RMB167.9 million (US$26.3 million) from RMB170.7 million in the same period of 2020. The decrease was mainly due to lower bandwidth costs per unit as a result of improved procurement efficiency.

Gross profit in the fourth quarter of 2021 increased by 34.3% to RMB244.7 million (US$38.4 million) from RMB182.2 million in the same period of 2020. The increase was primarily due to higher revenues generated during the quarter.

Sales and marketing expenses in the fourth quarter of 2021 increased 34.3% to RMB229.2 million (US$36.0 million) from RMB170.7 million in the same period of 2020. The increase was mainly attributable to the increased cost of promotional channels for user acquisition.

Research and development expenses in the fourth quarter of 2021 increased 11.5% to RMB132.6 million (US$20.8 million) from RMB118.9 million in the same period of 2020. The increase was primarily attributable to increased technical staff costs as the Company continues to invest in product upgrades to support its game-centric content strategy.

General and administrative expenses in the fourth quarter of 2021 decreased 16.1% to RMB98.8 million (US$15.5 million) from RMB117.7 million in the same period of 2020, mainly due to decreased professional service fees.

Other operating income, net in the fourth quarter of 2021 was RMB13.9 million (US$2.2 million), compared with other operating loss of RMB7.3 million in the same period of 2020.

Loss from operations in the fourth quarter of 2021 was RMB201.9 million (US$31.7 million), compared with RMB232.4 million in the same period of 2020.

Adjusted loss from operations in the fourth quarter of 2021, which adds back share-based compensation expenses, was RMB168.7 million (US$26.5 million), compared with RMB199.1 million in the same period of 2020.

Income tax expenses in the fourth quarter of 2021 and 2020 were nil due to the Company’s cumulative net losses and the resulting tax loss carry forward.

Net loss in the fourth quarter of 2021 was RMB193.2 million (US$30.3 million), compared with RMB228.7 million in the same period of 2020.

Adjusted net loss in the fourth quarter of 2021, which excludes share-based compensation expenses, share of income in equity method investments, impairment loss of investments, and expenses in connection with settlement of class action lawsuits, was RMB112.0 million (US$17.6 million), compared with RMB176.9 million in the same period of 2020.

Basic and diluted net loss per ADS4 in the fourth quarter of 2021 were RMB0.53 (US$0.08) and RMB0.53 (US$0.08), respectively. Adjusted basic and diluted net loss per ADS in the fourth quarter of 2021 were RMB0.29 (US$0.05) and RMB0.29 (US$0.05), respectively.

Full Year 2021 Financial Results

Total net revenues for the full year of 2021 were RMB9,165.3 million (US$1,438.2 million), compared with RMB9,601.9 million in the same period of 2020. The decrease was primarily driven by the year-over-year decrease in livestreaming revenues and advertising and other revenues.

Gross profit for the full year of 2021 was RMB1,089.9 million (US$171.0 million), compared with RMB1,560.3 million in the same period of 2020.

Loss from operations for the full year of 2021 was RMB648.7 million (US$101.8 million), compared with income from operations of RMB262.1 million in the same period of 2020.

Adjusted operating loss for the full year of 2021, which adds back share-based compensation expenses, was RMB516.5 million (US$81.1 million), compared with adjusted operating income of RMB404.2 million in the same period of 2020.

Net loss for the full year of 2021 was RMB620.2 million (US$97.3 million), compared with net income of RMB404.7 million in the same period of 2020.

Adjusted net loss for the full year of 2021, which excludes share-based compensation expenses, share of loss (income) in equity method investments, impairment loss of investments, and settlement of class action lawsuits, was RMB400.6 million (US$62.9 million), compared with adjusted net income of RMB541.6 million in the same period of 2020.

Basic and diluted net loss per ADS for the full year of 2021 were RMB1.55 (US$0.24) and RMB1.55 (US$0.24), respectively. Adjusted basic and diluted net loss per ADS in the full year of 2021 were RMB0.88 (US$0.14) and RMB0.88 (US$0.14), respectively.

Cash and cash equivalents, restricted cash and bank deposits

As of December 31, 2021, the Company had cash and cash equivalents, restricted cash, short-term and long-term bank deposits of RMB6,643 million (US$1,043 million), compared with RMB7,622 million as of December 31, 2020.

[4]	Every ten ADSs represent one ordinary share.

Share Repurchase Program

On August 30, 2021, the Company announced that its board of directors had authorized a share repurchase program under which the Company may repurchase up to US$100 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on August 30, 2021. The Company expects to utilize existing funds to make repurchases under this program. As of December 31, 2021, the Company had repurchased an aggregate of US$16.7 million (RMB107 million) worth of its ADSs under this program.

Conference Call Information

The Company will hold a conference call on Wednesday, March 16, 2022, at 7:00 am Eastern Time (or 7:00 pm Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	0616391

The replay will be accessible through March 23, 2022, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Conference ID:	6855969

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income (loss) is calculated as net income (loss) adjusted for share-based compensation expenses, share of income (loss) in equity method investments, gain on disposal of investment or subsidiaries and impairment loss on investments and expenses in connection with settlement of class action lawsuits. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of income (loss) in equity method investments, gain on disposal of investment or subsidiaries, impairment loss of investments and expenses in connection with settlement of class action lawsuits. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share-based compensation expenses, (ii) share of income (loss) in equity method investments, (iii) gain on disposal of investment or subsidiaries, (iv) impairment loss of investments to understand and evaluate the Company’s core operating performance and (v) expenses in connection with settlement of class action lawsuits. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on December 31, 2021, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. The announced results of the fourth quarter and full year 2021 are preliminary and subject to audit adjustments. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Robin Yang

ICR, LLC

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, LLC

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of December 31
	2020	2021	2021
ASSETS	RMB	RMB	US$ (1)
Current assets:
Cash and cash equivalents	5,279,902	4,456,406	699,307
Restricted cash	11,875	10,703	1,680
Short-term bank deposits	2,230,229	2,076,355	325,825
Accounts receivable, net	199,744	191,389	30,033
Prepayments	66,257	80,717	12,666
Amounts due from related parties	9,045	37,159	5,831
Other current assets	236,704	376,367	59,060

Total current assets	8,033,756	7,229,096	1,134,402
Property and equipment, net	37,792	25,111	3,940
Intangible assets, net	141,672	161,540	25,349
Long-term bank deposits	100,000	100,000	15,692
Investments	500,659	491,425	77,115
Goodwill	12,933	12,637	1,983
Right-of-use assets, net	62,141	72,309	11,347
Other non-current assets	19,004	64,785	10,166

Total non-current assets	874,201	927,807	145,592

TOTAL ASSETS	8,907,957	8,156,903	1,279,994

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	986,073	824,128	129,324
Advances from customers	10,911	7,476	1,173
Deferred revenue	242,013	235,134	36,898
Accrued expenses and other current liabilities	384,041	458,328	71,922
Amounts due to related parties	223,525	293,508	46,058
Lease liabilities due within one year	36,281	30,417	4,773

Total current liabilities	1,882,844	1,848,991	290,148
Lease liabilities	16,952	31,278	4,908
Deferred revenue	30,779	18,045	2,832

Total non-current liabilities	47,731	49,323	7,740

TOTAL LIABILITIES	1,930,575	1,898,314	297,888

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of December 31
	2020	2021	2021
	RMB	RMB	US$ (1)
SHAREHOLDERS’ EQUITY
Ordinary shares	23	23	4
Treasury shares	(695,098)	(802,250)	(125,891)
Additional paid-in capital	10,486,398	10,618,538	1,666,280
Accumulated deficit	(2,863,219)	(3,368,132)	(528,533)
Accumulated other comprehensive income (loss)	10,911	(114,335)	(17,945)

Total DouYu Shareholders’ Equity	6,939,015	6,333,844	993,915
Noncontrolling interests	38,367	(75,255)	(11,809)

Total Shareholders’ Equity	6,977,382	6,258,589	982,106

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,907,957	8,156,903	1,279,994

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended					Year Ended
	Dec 31, 2020	Sep 30, 2021	Dec 31, 2021	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2021
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	2,269,197	2,347,955	2,327,917	365,301	9,601,874	9,165,331	1,438,240
Cost of revenues	(2,087,022)	(2,069,476)	(2,083,223)	(326,903)	(8,041,529)	(8,075,421)	(1,267,210)

Gross profit	182,175	278,479	244,694	38,398	1,560,345	1,089,910	171,030
Operating income (expenses)(2)
Sales and marketing expenses	(170,708)	(218,859)	(229,214)	(35,969)	(580,374)	(952,902)	(149,531)
General and administrative expenses	(117,699)	(86,521)	(98,756)	(15,497)	(375,936)	(375,976)	(58,999)
Research and development expenses	(118,879)	(123,165)	(132,574)	(20,804)	(416,273)	(490,019)	(76,895)
Other operating (expenses) income, net	(7,272)	25,811	13,909	2,183	74,299	80,325	12,605

Total operating expenses	(414,558)	(402,734)	(446,635)	(70,087)	(1,298,284)	(1,738,572)	(272,820)

(Loss) income from operations	(232,383)	(124,255)	(201,941)	(31,689)	262,061	(648,662)	(101,790)
Other expenses, net	(3,403)	(32,921)	(1,237)	(194)	(27,394)	(33,852)	(5,312)
Interest income, net	23,104	18,806	17,889	2,807	145,235	77,393	12,145
Gain on disposal of subsidiary	—	—	—	—	23,526	—	—

(Loss) income before income taxes and share of (loss) income in equity method investments	(212,682)	(138,370)	(185,289)	(29,076)	403,428	(605,121)	(94,957)
Income tax expense	—	—	—	—	—	—	—
Share of (loss) income in equity method investments	(15,982)	(5,161)	(7,937)	(1,245)	1,306	(15,128)	(2,374)

Net (loss) income	(228,664)	(143,531)	(193,226)	(30,321)	404,734	(620,249)	(97,331)
Less: Net loss attributable to non-controlling interest	(31,807)	(22,115)	(18,756)	(2,943)	(80,763)	(115,336)	(18,099)

Net (loss) income attributable to ordinary shareholders of the Company	(196,857)	(121,416)	(174,470)	(27,378)	485,497	(504,913)	(79,232)

Net (loss) income per ordinary share
Basic	(6.12)	(3.71)	(5.35)	(0.84)	15.19	(15.51)	(2.43)
Diluted	(5.95)	(3.71)	(5.35)	(0.84)	14.71	(15.51)	(2.43)
Net (loss) income per ADS(3)
Basic	(0.61)	(0.37)	(0.53)	(0.08)	1.52	(1.55)	(0.24)
Diluted	(0.59)	(0.37)	(0.53)	(0.08)	1.47	(1.55)	(0.24)
Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share
Basic	32,175,361	32,692,871	32,636,774	32,636,774	31,963,526	32,544,878	32,544,878
Diluted	33,110,583	32,692,871	32,636,774	32,636,774	33,012,682	32,544,878	32,544,878
Weighted average number of ADS used in calculating net (loss) income per ADS(3)
Basic	321,753,609	326,928,712	326,367,743	326,367,743	319,635,264	325,448,779	325,448,779
Diluted	331,105,828	326,928,712	326,367,743	326,367,743	330,126,823	325,448,779	325,448,779

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021, in the H.10 statistical release of the Federal Reserve Board.

(2)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Three Months Ended					Year Ended
	Dec 31, 2020	Sep 30, 2021	Dec 31, 2021	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2021
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Research and development expenses	5,504	5,449	5,444	854	22,157	21,661	3,399
Sales and marketing expenses	1,232	1,214	1,214	191	4,788	4,823	757
General and administrative expenses	26,506	26,610	26,604	4,175	115,210	105,655	16,580

(3)	Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended					Year Ended
	Dec 31, 2020	Sep 30, 2021	Dec 31, 2021	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2021
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
(Loss) income from operations	(232,383)	(124,255)	(201,941)	(31,689)	262,061	(648,662)	(101,790)
Add:
Share-based compensation expenses	33,242	33,273	33,262	5,220	142,155	132,139	20,736

Adjusted (loss) income from operations	(199,141)	(90,982)	(168,679)	(26,469)	404,216	(516,523)	(81,054)

Net (loss) income	(228,664)	(143,531)	(193,226)	(30,321)	404,734	(620,249)	(97,331)
Add:
Share-based compensation expenses	33,242	33,273	33,262	5,220	142,155	132,139	20,736
Share of (loss) income in equity method investments	15,982	5,161	7,937	1,245	(1,306)	15,128	2,374
Gain on disposal of subsidiary	—	—	—	—	(23,526)	—	—
Impairment loss of investment	2,500	32,357	1,297	204	19,517	33,654	5,281
Settlement of class action lawsuits	—	—	38,709	6,074	—	38,709	6,074

Adjusted net (loss) income (2)	(176,940)	(72,740)	(112,021)	(17,578)	541,574	(400,619)	(62,866)

Net (loss) income attributable to DouYu	(196,857)	(121,416)	(174,470)	(27,378)	485,497	(504,913)	(79,232)
Add:
Share-based compensation expenses	33,242	33,273	33,262	5,220	142,155	132,139	20,736
Share of loss (income) in equity method investments	15,982	5,161	7,937	1,245	(1,306)	15,128	2,374
Gain on disposal of subsidiary	—	—	—	—	(23,526)	—	—
Impairment loss of investment	2,500	32,357	1,297	204	19,517	33,654	5,281
Settlement of class action lawsuits	—	—	38,709	6,074	—	38,709	6,074

Adjusted net (loss) income attributable to DouYu	(145,133)	(50,625)	(93,265)	(14,635)	622,337	(285,283)	(44,767)

Adjusted Net (loss) income per ordinary share
Basic	(4.51)	(1.55)	(2.86)	(0.45)	19.47	(8.77)	(1.38)
Diluted	(4.51)	(1.55)	(2.86)	(0.45)	19.47	(8.77)	(1.38)
Adjusted net (loss) income per ADS(3)
Basic	(0.45)	(0.16)	(0.29)	(0.05)	1.95	(0.88)	(0.14)
Diluted	(0.45)	(0.16)	(0.29)	(0.05)	1.95	(0.88)	(0.14)
Weighted average number of ordinary shares used in calculating Adjusted net (loss) income per ordinary share
Basic	32,175,361	32,692,871	32,636,774	32,636,774	31,963,526	32,544,878	32,544,878
Diluted	32,175,361	32,692,871	32,636,774	32,636,774	31,963,526	32,544,878	32,544,878
Weighted average number of ADS used in calculating net (loss) income per ADS(2)
Basic	321,753,609	326,928,712	326,367,743	326,367,743	319,635,264	325,448,779	325,448,779
Diluted	321,753,609	326,928,712	326,367,743	326,367,743	319,635,264	325,448,779	325,448,779

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021, in the H.10 statistical release of the Federal Reserve Board.

(2)	The net tax impact to the non-GAAP adjustments is zero.
(3)	Every ten ADSs represent one ordinary share.